

IMPERIAL

RECEIVED
2006 SEP -6 P 3:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE



28 August 2006

06016541

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

SUPPL

Imperial One Int'l Ltd

Dear Anne,

RE: ADR FACILITY

Please find enclosed a copy of the following announcement which was lodged with the Australian Stock Exchange Limited.

- Drilling Update – Well No. 13 Completion

This announcement has been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

PROCESSED
SEP 08 2006
THOMSON FINANCIAL

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/08/2006

TIME: 12:39:40

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drilling Update - Well No13 Completion

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

25 August 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING UPDATE – WELL No. 13
WELL COMPLETION
Natural Gas Exploration & Development Joint Venture
Carrolltown Prospect

The Directors of Imperial Corporation ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has successfully completed its 13th natural gas well in the United States. Preliminary testing indicates that the recoverable gas reserves are above that of a typical Pennsylvanian Upper Devonian series natural gas producing well.

Drilling is expected to commence on the 14th well in the next few days.

Details of well 13 are as follows:

Well:	**Dindios #1.**
Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	Depth of well 3,735 ft. Log data has confirmed presence of natural gas in a number of gas bearing zones encountered from 2,170 ft to 3,520 ft. The drilling program focused on the Upper Devonian series that contain numerous gas producing formations. The well has been cased with 4.5" production pipe. The completion program will consist of multiple stage stimulated fracture treatments on 28 August 2006.
Production	It is expected that the well will be online and producing by mid October 2006. Initial production flow will be announced at that time.
Imperial WI:	75%.
Imperial NRI:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, PA.
Well Cost:	US$250,000, to drill, complete and connect to the distribution network.

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

Carrolltown Prospect

The Carrolltown Prospect offers a low-cost, low risk opportunity to undertake a natural gas development program, now with sufficient acreage for the drilling of over 150 wells. The first 13 development wells undertaken by the Joint Venture have all been successful, and are expected to produce natural gas in excess to that of a "typical" Indiana, PA, type shallow well.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Yours faithfully



Bruce McLeod
Chairman



IMPERIAL

24 August 2006

Miss A Kein
Stop 3 – 4
Office of International Corporate Finance
Securities & Exchange Commission
WASHINGTON DC 20549 USA

Dear Anne,

RE: ADR FACILITY

Please find enclosed copies of the following announcements which were lodged with the Australian Stock Exchange Limited.

- 24/082006 – Letter to Shareholders Non-Marketable Parcel Sale
- 23/08/2006 – Drilling update Well No. 12 Completion
- 17/08/2006 – Drilling Update – Well No. 12
- 16/08/2006 – Drilling Update – Well No. 11 Completion
- 15/08/2006 – Drilling Update – Well No. 11
- 10/08/2006 – Change of Registered Office

These announcements have been lodged with the Securities Commission with respect to the Company's obligation pursuant to Rule 12g3-2(b).

Yours faithfully

D L Hughes
Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/08/2006

TIME: 10:07:29

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Shareholders: Non-Marketable Parcel Sale

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

23 August 2006

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sirs

RE: NOTICE OF SALE OF NON-MARKETABLE PARCELS – CHESS HOLDERS

With reference to the above, attached is a copy of the Notice recently dispatched to Chess holders of non-marketable parcels of shares.

Yours faithfully

DL Hughes
Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244


IMPERIAL

21 August 2006

Dear Shareholder

SALE OF NON-MARKET PARCELS PURSUANT TO CLAUSE 9 OF THE COMPANY'S CONSTITUTION

On the 16 December 2005 Imperial Corporation Limited (formerly Imperial One Limited) ("**Imperial** or **Company**") wrote to all shareholders ("**Eligible Shareholder**") holding less than a marketable parcel of shares (being less than $500 in value) stating that Imperial had implemented Clause 9 of the Company's Constitution whereby Imperial had arranged for these non-marketable parcels of shares to be sold.

Under the Constitution, the Company could only arrange for the sale of non-marketable parcels of shares on the Issuer Sponsored Register. At a General Meeting of shareholders on 6 June 2006 a resolution was passed to enable the Company to arrange the sale of non-marketable parcels held on the Chess Subregister.

IF YOU HOLD A NON-MARKETABLE PARCEL OF SHARES REGISTERED ON THE CHESS SUBREGISTER YOUR SHARES WILL NOW BE SOLD. However, if you do wish to retain your shareholding please return the attached form.

Under Clause 9.7 of the Company's Constitution the proceeds of the sale of these shares ("**Sale Consideration**") will be paid into a bank account opened and maintained by the Company for the purpose of the sale of the non-marketable parcels of shares.

The Company will hold the Sale Consideration in trust for the Eligible Shareholder whose shares have been sold pursuant to Article 9 of the Company's Constitution pending instructions from the Eligible Shareholder as to how the funds should be dealt with.

The Sale Consideration will not be dealt with unless the Eligible Shareholder's instructions are accompanied by:

- Your CHESS Holding Statement ("**Statement**") showing the Eligible Shareholder's SRN/HIN, name and address for payment; or
- If the Statement has been lost or destroyed then by a statement or undertaking pursuant to subsection 1089(2) of the Corporations Act.

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 2550

SHARES SUBJECT TO SALE UNDER CLAUSE 9

The arrangement for the sale of the non-marketable shares will apply to all CHESS registered shareholders holding 35,000 shares or less. As per the letter 16 December 2005, the shares will be sold at a price of $0.005 per share. Subject to the Corporations Act, the Company or the purchaser of the shares will bear all costs associated with the sale of the shares.

As noted in the letter dated 16 December 2005, the Company is undertaking this process with the objective of reducing the substantial costs (printing, mailing, share registry etc) of maintaining shareholders with non-marketable parcels of shares.

If you have any further queries please do not hesitate to contact the Company Secretary on +61 2 9251 1846.

Yours sincerely



David Hughes
Company Secretary


IMPERIAL

Imperial Corporation Limited

ACN 002 148 361

A

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8235 8150
web.queries@computershare.com.au
www.computershare.com

Use a black pen. Print in CAPITAL letters inside the grey areas. A B C 1 2 3

Where a choice is required, mark the box with an 'X' X

Small Holding Sale Facility Form

IMPORTANT:

This is an important document and requires your immediate attention. If you wish to retain your ordinary shares ("Shares") in the Company, you must complete this form and return it so that it is received at one of the addresses set out on the back of this form by no later than 5pm (EST) on 3 October 2006. You should also refer to the detailed terms and conditions and other documents that accompanied this form. If you are in any doubt as to how to deal with this form, please consult a professional advisor.

B **Number of Shares as at Record Date**

The number of Shares that you held at 5pm on 21 August 2006.

C **Retention of Shares**

☐ I/we refer to the notice from the Company dated 21 August 2006 and record my/our wish to retain my/our Shares.

D **Contact details**

Please provide your contact details in case we need to speak to you about this form.

Name of contact person

Contact person's daytime telephone number ( )

E **Sign here - this section must be signed before we can process this form.**

By signing and returning this form, I/we confirm that I/we understand that my/our Shares will not be sold under the Small Holding Sale Facility.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Day / Month / Year

TO BE A VALID INSTRUCTION, THIS FORM MUST BE RECEIVED AT ONE OF THE ADDRESSES LISTED OVERLEAF BY NO LATER THAN 5PM (EST) ON 3 OCTOBER 2006.

See back of form for important completion guidelines



How to complete this form

Securityholders who wish to retain their shares must lodge a Small Holding Facility form.

A Registration Name(s)

Your name and address as it appears on the register of Imperial Corporation Limited.

B Number of Shares as at Record Date

This is the total number of Shares you held at 5pm on 21 August 2006.

C Retention of Shares

If you would like to retain your shares, please mark the box on the front of the form and return it in accordance with the lodgement instructions below.

If this form is not received by that time, and you have not otherwise validly notified the Company that you wish to retain your Shares by that time, the Company will be entitled to have your Shares sold for you.

If you wish to sell your Shares under the Small Holding Sale Facility, you should not complete this form.

D Contact details

Enter the name of a contact person and telephone number. These details will only be used in the event that the registry has a query regarding this form.

E Signature(s)

You must sign and date the form as follows in the space provided:

Joint holding: where the holding is in more than one name all of the securityholders must sign.

Companies: this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone.

Delete titles as applicable.

Consolidation of shareholdings

If you have more than one holding on Imperial Corporation Limited's register and you do not sell your Shares under the Small Holding Sale Facility, you should consider consolidating them. For further advice in this regard, please contact Computershare Investor Services Pty Limited ('CIS') on 1300 855 080 (within Australia) or 61 3 9415 4000 (outside Australia).

Lodgement of Form

If you wish to retain your Shares, this Small Holding Sale Facility Form must be completed and received by Imperial Corporation Limited at one of the addresses set out below by **no later than 5pm (EST) on 3 October 2006.**

It is your responsibility to allow sufficient time for this form to be received by Imperial Corporation Limited.

Your Small Holding Sale Facility Form must be sent to:

Postal address
Imperial Corporation Ltd
PO Box R356
Royal Exchange NSW 1225

OR

Hand delivery
Imperial Corporation Limited
Level 7
151 Macquarie Street
Sydney NSW 2000

Privacy Statement

Personal information is collected on this form by CIS, as registrar for the Company, for the purpose of effecting your instructions in relation to the Small Holding Sale Facility, maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to the Company and its professional advisers, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the Company in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or e-mail privacy@computershare.com.au

If you have any enquiries concerning your Securityholding please contact CIS on telephone 1300 855 080.

This form may not be used to notify your change of address. For information please contact CIS on 1300 855 080 or visit the share registry at www.computershare.com

S R F

I M P

014174 - V1


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/08/2006

TIME: 12:03:54

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drilling Update - Well No 12 Wel Completion

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

23 August 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING UPDATE – WELL No. 12
WELL COMPLETION
Natural Gas Exploration & Development Joint Venture
Carrolltown Prospect

The Directors of Imperial Corporation ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has successfully completed its 12th natural gas well in the United States. Preliminary testing indicates that the recoverable gas reserves are above that of a typical Pennsylvanian Upper Devonian series natural gas producing well.

Drilling has commenced on the 13th well.

Details of well 12 are as follows:

Well:	**Shulick #3.**
Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	Depth of 3,595 ft. Log data has confirmed presence of natural gas in a number of gas bearing zones encountered from 2,178 ft to 3,441 ft. The drilling program focused on the Upper Devonian series that contains numerous gas producing formations. The well has been cased with 4.5" production pipe. The completion program will consist of multiple stage stimulated fracture treatments on 24 September 2006.
Production	It is expected that the well will be online and producing by mid October 2006. Initial production flow will be announced at that time.
Imperial WI:	75%.
Imperial NRI:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, PA.
Well Cost:	US$250,000, to drill, complete and connect to the distribution network.

Carrolltown Prospect

The Carrolltown Prospect offers a low-cost, low risk opportunity to undertake a natural gas development program, now with sufficient acreage for the drilling of over 150 wells. The first 11 development wells undertaken by the Joint Venture have all been successful, and are expected to produce natural gas in excess to that of a "typical" Indiana, PA, type shallow well.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Yours faithfully



Bruce McLeod
Chairman


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/08/2006

TIME: 11:24:18

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drilling Update - Well No 12

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

17 August 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING UPDATE – WELL No. 12
Natural Gas Exploration & Development Joint Venture
Carrolltown Prospect

The Directors of Imperial Corporation Limited, ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has commenced the next stage of its natural gas development program in the United States.

Drilling commenced on the 10 August 2006 for the start of the third 5 well program development following the successful completion of the initial 10 well program earlier in the year. All 10 wells of the previous two stages are now on line and producing.

Details of well 12 are as follows:

Well:	Shulick #3.
Location:	Carrolltown, Cambria County, Pennsylvania.
Target Depth:	Approx 3,600 feet.
Status:	Well spudded and set 22 ft of 13.375" casing and 930 ft of 7" casing. Waiting on cementers. The drilling program is focused on the Upper Devonian series that contains numerous gas producing formations.
Imperial Working Interest:	75%.
Imperial NRI:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, PA.
Well Cost:	US$250,000, to drill, complete and connect to the distribution network.

Carrolltown Prospect

The Carrolltown Prospect offers a low-cost, low risk opportunity to undertake a natural gas development program, now with sufficient acreage for the drilling of over 150 wells. The first 10 development wells undertaken by the Joint Venture have all

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244

been successful, and are expected to produce natural gas in excess to that of a "typical" Indiana, PA, type shallow well.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Yours faithfully



Bruce McLeod
Chairman



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 16/08/2006

TIME: 11:56:41

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drilling Update-Well No.11-Completion

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.



IMPERIAL

16August 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING UPDATE – WELL No. 11
WELL COMPLETION
Natural Gas Exploration & Development Joint Venture
Carrolltown Prospect

The Directors of Imperial Corporation ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has successfully completed its 11th natural gas well in the United States. Preliminary testing indicates that the recoverable gas reserves are significantly above that of a typical Pennsylvanian Upper Devonian series natural gas producing well.

The well is the first of a 5 well, natural gas drilling program in the 'Carrolltown Prospect', south western Pennsylvania. Drilling is about to commence on the 2nd well of the 5 well program.

Details of well 11 are as follows:

Well:	**Himmel #6.**
Location:	Carrolltown, Cambria County, Pennsylvania.
Status:	Depth of 3,669 ft. Log data has confirmed presence of natural gas in a number of gas bearing zones encountered from 2,348 ft to 3,328 ft. The drilling program focused on the Upper Devonian series that contains numerous gas producing formations. The well has been cased with 4.5" production pipe. The completion program will consist of multiple stage stimulated fracture treatments on 1 September 2006.
Production	It is expected that the well will be online and producing by early October 2006. Initial production flow will be announced at that time.
Imperial WI:	75%.
Imperial NRI:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, PA.
Well Cost:	US$250,000, to drill, complete and connect to the distribution network.

Carrolltown Prospect

The Carrolltown Prospect offers a low-cost, low risk opportunity to undertake a natural gas development program, now with sufficient acreage for the drilling of over 150 wells. The first 10 development wells undertaken by the Joint Venture have all been successful, and are expected to produce natural gas in excess to that of a "typical" Indiana, PA, type shallow well.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Yours faithfully



Bruce McLeod
Chairman



ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/08/2006

TIME: 11:47:51

TO: IMPERIAL CORPORATION LIMITED

FAX NO: 02-9251-0244

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Drilling Update - Well No.11

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IMPERIAL

15 August 2006

The Company Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

Dear Sir

Re: DRILLING UPDATE – WELL No. 11
Natural Gas Exploration & Development Joint Venture
Carrolltown Prospect

The Directors of Imperial Corporation Limited, ("Imperial") are pleased to announce that its wholly owned US subsidiary, Imperial Resources LLC, has commenced the next stage of its natural gas development program in the United States.

Drilling commenced on the 10 August 2006 for the start of the third 5 well development program following the successful completion of the initial 10 well program earlier in the year. All 10 wells of the previous two stages are now on line and producing.

Details of well 11 are as follows:

Well:	Himmel #6.
Location:	Carrolltown, Cambria County, Pennsylvania.
Target Depth:	approx 4,000 feet.
Status:	At 3,000 feet with completion and logging results within the next 24 hours. The drilling program is focused on the Upper Devonian series that contains numerous gas producing formations.
Imperial Working Interest:	75%.
Imperial NRI:	60.9375%.
Operator:	American Natural Resources LLC, Belle Vernon, PA.
Well Cost:	US$250,000, to drill, complete and connect to the distribution network.

Carrolltown Prospect

The Carrolltown Prospect offers a low-cost, low risk opportunity to undertake a natural gas development program, now with sufficient acreage for the drilling of over 150 wells. The first 10 development wells undertaken by the Joint Venture have all

been successful, and are expected to produce natural gas in excess to that of a "typical" Indiana, PA, type shallow well.

American Natural Resources LLC

In 2005, Imperial Resources entered into a joint venture agreement with American Natural Resources LLC, ("ANR") an American company and the operator of the development drilling program. The combined experience in the oil and gas industry of the two principals of ANR totals more than 60 years. This includes their involvement in the drilling of more than 1,000 wells in the Appalachian Basin. Each has worked in various phases of the industry. ANR will invest 25% of the capital in the drilling program.

The Appalachian Basin

Hydrocarbon production has existed for over 100 years in this region of Western Pennsylvania with thousands of wells having been drilled. Historically around one third of the natural gas wells drilled in the United States each year are in the Appalachian Basin (Pennsylvania, West Virginia, Ohio, New York). Natural gas wells in this region are known to remain in production for in excess of 40 years. In addition, the close proximity to market consumption in the Northeast United States commands a higher price per mcf (thousand cubic feet) than in other parts of the United States.

Yours faithfully



Bruce McLeod
Chairman



IMPERIAL

10 August 2006

Australian Stock Exchange Limited
Level 5, 20 Bridge Street
Sydney NSW 2000

Dear Sirs,

RE: CHANGE OF REGISTERED OFFICE

Please be advised that from 10 August 2006 the registered office of the Company will be:

Level 7
151 Macquarie Street
Sydney NSW 2000

In addition we confirm that the postal address, telephone and facsimile contact numbers remain unaltered.

Yours faithfully

D L Hughes
Secretary

Imperial Corporation Limited ACN 002 148 361 • Level 7, 151 Macquarie Street, Sydney, Australia, NSW 2000 •
PO Box R356 Royal Exchange, NSW 1225 • Tel: (61 2) 9251 1846 • Fax: (61 2) 9251 0244